UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________

Commission file number 001-14097

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sauer-Danfoss Inc.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois  60069

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1.             Financial Statements:

Report of Independent Registered Public Accounting Firm, LWBJ, LLP

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005

Notes to Financial Statements

Supplemental Schedules:

Schedule H Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006

2.             Exhibit:

23            Consent of LWBJ, LLP, Independent Registered Public Accounting Firm

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 27, 2007	SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

	By:	Sauer-Danfoss (US) Company,
Plan Administrator

	By:	/s/ Kenneth D. McCuskey
Kenneth D. McCuskey, Vice President

3

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Financial Statements and Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

SAUER-DANFOSS EMPLOYEES’
SAVINGS PLAN

Financial Statements
and Supplemental Schedule

December 31, 2006

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee
Sauer-Danfoss Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sauer-Danfoss Employees’ Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss Employees’ Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

/s/ LWBJ, LLP

June 13, 2007

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value	$103,428,737	$91,126,257
Employer contributions receivable	146,237	144,566
Employee contributions receivable	227,239	272,577
Total assets and net assets available for benefits, at fair value	103,802,213	91,543,400
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	480,406	352,833
Total assets and net assets available for benefits	$104,282,619	$91,896,233

See accompanying notes.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2006 and 2005

	2006	2005
Additions
Contributions:
Employees	$6,654,937	$6,213,791
Employer	2,427,263	2,049,480
Rollovers	184,884	386,362
Investment income	5,345,673	3,724,798
Net realized and unrealized gains on plan investments	6,686,897	1,527,849
Other income	79,517	66,826
Total additions	21,379,171	13,969,106

Deductions
Benefits paid	8,747,363	5,940,982
Fees	214,789	187,910
Premiums	30,633	29,854
Total deductions	8,992,785	6,158,746
Net increase in net assets available for benefits	12,386,386	7,810,360

Net assets available for benefits:
Beginning of year	91,896,233	84,085,873
End of year	$104,282,619	$91,896,233

See accompanying notes.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements

December 31, 2006

1.         Description of the Plan

The following description of Sauer-Danfoss Employees’ Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan's agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which generally covers persons regularly employed by Sauer-Danfoss (US) Company and its affiliates (collectively, the “Company”) in the United States.

Excluded from coverage are persons covered by a collective bargaining agreement between employee representatives and the Company, where retirement benefits were a subject of the good faith bargaining between the parties.  Also excluded from coverage are persons regularly employed on a temporary or irregular basis for fewer than 1,000 hours per year, until the time that such person completes 1,000 hours of service in a consecutive twelve-month period.

Administration

The Plan is administered by the Employee Benefit Committee of the Company (the “Plan Administrator”).

Trustee

AMVESCAP National Trust Company has been designated as Trustee of the Plan.

Contributions

The Plan is funded primarily by employee contributions.  Participating employees may contribute a percentage of their eligible compensation ranging from 1% to 100%.  Annual contributions, including life insurance purchased, may not exceed $15,000 and $14,000 in 2006 and 2005, respectively, as indexed by the Internal Revenue Service (the “IRS”).  The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

Participating employees are generally entitled to receive employer contributions into the Plan on their behalf.  Employees that continue to accrue a benefit under the final average pay formula in the Sauer-Danfoss Employees' Retirement Plan, a separate defined benefit pension plan maintained by the Company, are ineligible to receive employer contributions into the Plan.

For employees receiving such contributions, the employer contributions consist of two components:

•                  A base contribution equal to 2% of the employee’s eligible compensation; and

•                  A matching contribution equal to 50% of the employee's contribution, subject to a maximum matching contribution of 2% of eligible compensation.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements

December 31, 2006

1.         Description of the Plan (continued)

Participant Accounts

Participants have the option to invest contributions in the following funds or collective trusts:

•                  INVESCO Stable Value Trust

•                  INVESCO Structured Small Cap Value Equity Trust

•                  INVESCO 500 Index Trust

•                  INVESCO International Equity Trust

•                  Fidelity Equity Income Fund

•                  PIMCO Total Return Admin Fund

•                  Lord Abbett Mid Cap Value A Fund

•                  American Funds American Balanced - R4 Fund

•                  American Funds Growth Fund of America - R4 Fund

•                  Managers Special Equity Fund

•                  Fidelity Advisor Mid Cap - T Fund

Participants can also invest in the Sauer-Danfoss Inc. Stock Fund, which invests in the common stock of Sauer-Danfoss Inc., the Company’s parent.

Participant accounts are credited for contributions and allocations of Plan earnings or losses.  Plan earnings or losses are allocated to participants based upon their relative percentages of each fund’s investment account balance.

In addition, prior to August 30, 1998, participants were able to elect to invest in a life insurance fund which purchased coverage for the participant and/or their families.  Life insurance policies purchased prior to August 30, 1998 continue to be maintained under the Plan but new investments in the life insurance fund are no longer permitted.  Assets invested in participant life insurance coverage are generally excluded from Plan assets in the attached financial statements.  Balances included in the life insurance fund represent unremitted employee withholdings from participants.  They do not represent assets available for benefits but rather premiums which are subsequently remitted to the life insurance provider.

Participants may also elect to borrow up to amounts defined in the Plan.  Participant loans amounting to $2,977,966 and $2,819,511 at December 31, 2006 and 2005, respectively, are included in investments.  Interest rates ranged from 5.50% to 9.75% and from 5.50% to 11.00% at December 31, 2006 and December 31, 2005, respectively.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements

December 31, 2006

1.         Description of the Plan (continued)

Vesting

Participants are immediately vested in their own voluntary contributions and earnings thereon.

The interests of participants in the employer contributions and earnings thereon vest as follows:

•                  Upon termination of employment at or after age sixty-five - 100%

•                  Upon death or disability - 100%

•                  Upon any other termination of employment, the following vesting schedule is applicable:

Years of Service	Vesting Percentage
Less than 3	0%
3 or more	100%

Payment of Benefits

While still employed, a participant may, for certain documented hardship reasons, make a withdrawal from his or her Participant’s Contribution Account at any time.  While still employed, a participant may also withdraw all or any portion of his or her vested Plan benefit upon attaining age 59 1/2 or becoming disabled.

On termination of service for any reason other than death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual or annual installments over a fixed period of time that is not less than two years and not more than the joint life expectancy of the participant and his or her beneficiary.  On termination of service by reason of death, the participant’s beneficiary(ies) may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual, or annual installments over a fixed period of time that is not less than two years and not more than five years.

Distributions are generally payable in cash.  A participant may elect to receive amounts distributed from the Sauer-Danfoss Inc. Stock Fund in whole shares, with any fractional shares paid in cash.

Plan Expenses

Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees, which are paid by the Plan.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements

December 31, 2006

1.         Description of the Plan (continued)

Forfeitures

Forfeited nonvested accounts will be used to reduce future employer contributions. Employer contributions were reduced by $19,170 and $165,108 from forfeited nonvested accounts in 2006 and 2005, respectively.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.  The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

2.     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets.  The Plan’s assets consist of the assets of the Sauer-Danfoss Employees’ Savings Plan Trust (the “Trust”).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, and changes thereto, in preparing these financial statements in conformity with U.S. generally accepted accounting principles.  Actual results could differ from these estimates.

Valuation of Investments

Investments are valued at quoted market prices, if available.  Investments not having an established market are valued at fair value as determined by the Trustee.  The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest.  As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.  The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model at current market rates.

Investments in participant loans are carried at their unpaid balance.

Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses from security transactions are reported on the average-cost method.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements

December 31, 2006

2.     Summary of Significant Accounting Policies (continued)

Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Federal Income Taxes

The IRS has determined and informed the Company, by a letter dated February 22, 2001, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”).  Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC.  The Plan Administrator believes the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

3.     The Trust

The fair value of investments of the Trust at December 31, 2006 and 2005 were as follows:

	2006	2005

INVESCO Stable Value Trust (1)(2)	$22,017,172	$22,741,583
INVESCO Structured Small Cap Value Equity Trust (1)	2,481,005	2,023,968
INVESCO 500 Index Trust (1)(2)	7,842,410	6,870,674
INVESCO International Equity Trust (1)(2)	6,264,293	4,420,082
Fidelity Equity Income Fund (2)	20,503,538	17,189,403
PIMCO Total Return Admin Fund	2,387,099	2,369,588
Lord Abbett Mid Cap Value A Fund	3,047,282	3,131,741
American Funds American Balanced - R4 Fund (2)	10,443,160	8,862,586
American Funds Growth Fund of America - R4 Fund (2)	12,338,794	10,584,905
Managers Special Equity Fund (2)	5,431,087	4,511,372
Fidelity Advisor Mid Cap - T Fund	5,050,813	4,124,462
Sauer-Danfoss Inc. Stock Fund (1)	2,635,349	1,474,143
Life Insurance Fund Assets	8,769	2,239
Participant Loans	2,977,966	2,819,511
	$103,428,737	$91,126,257

(1)           Party-in-interest of the Plan.

(2)           Investments representing more than 5% of net assets available for benefits.

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements

December 31, 2006

3.     The Trust (continued)

Investment income and net realized and unrealized appreciation (depreciation) in the fair value of investments for 2006 and 2005 were as follows:

	2006	2005

Interest	$202,148	$153,146
Dividends	5,143,525	3,571,652
Net realized and unrealized appreciation (depreciation):
INVESCO Stable Value Trust (1)	293	(21)
INVESCO Structured Small Cap Value Equity Trust (1)	284,466	219,880
INVESCO 500 Index Trust (1)	1,108,815	327,111
INVESCO International Equity Trust (1)	1,244,712	465,682
Fidelity Equity Income Fund	1,916,318	6,911
PIMCO Total Return Admin Fund	(32,712)	(41,232)
Lord Abbett Mid Cap Value A Fund	(5,214)	(30,018)
American Funds American Balanced - R4 Fund	616,929	(88,491)
American Funds Growth Fund of America - R4 Fund	686,286	1,143,674
Managers Special Equity Fund	(272,865)	(169,727)
Fidelity Advisor Mid Cap - T Fund	74,223	(145,118)
Sauer-Danfoss Inc. Stock Fund (1)	1,065,646	(160,802)
	$12,032,570	$5,252,647

(1)    Party-in-interest of the Plan.

4.     Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time.  Upon termination of the Plan, each participant’s account shall be fully vested and nonforfeitable.

5.     Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless specific exemption applies.  The Trustee of the Plan is a party-in-interest because Plan participants are able to invest in certain funds offered by affiliates of the Trustee.  Sauer-Danfoss Inc., the Company’s parent, is a party-in-interest because Plan participants are able to invest in the Sauer-Danfoss Inc. Common Stock Fund.  These transactions are exempt and are not prohibited by ERISA.

6.     Subsequent Event

On January 1, 2007, Merrill Lynch Bank & Trust Co., FSB was appointed to serve as the Plan Trustee.

Schedule 1

SAUER-DANFOSS EMPLOYEES’ SAVINGS PLAN

EIN: 42-1345015

PN: 003

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		Current
	or Similar Party	Par, or Maturity Value	Cost	Value
*	INVESCO	Stable Value Trust	$22,497,578	$22,017,172
*	INVESCO	Structured Small Cap Value Equity Trust	2,004,735	2,481,005
*	INVESCO	500 Index Trust	6,220,217	7,842,410
*	INVESCO	International Equity Trust	4,021,391	6,264,293
	Fidelity Investments	Equity Income Fund	17,747,166	20,503,538
	PIMCO	Total Return Admin Fund	2,442,506	2,387,099
	Lord Abbett Family of Funds	Mid Cap Value A Fund	2,914,352	3,047,282
	American Funds	American Balanced - R4 Fund	9,751,451	10,443,160
	American Funds	Growth Fund of America - R4 Fund	10,119,084	12,338,794
	Managers Special Equity Fund	Managers Special Equity Fund	5,420,182	5,431,087
	Fidelity Investments	Fidelity Advisor Mid Cap - T Fund	4,722,908	5,050,813
*	Sauer-Danfoss Inc.	Sauer-Danfoss Inc. Stock Fund	1,357,553	2,635,349
	Life InsuranceLife	Insurance Fund Assets	8,769	8,769
	Participants	Participant loans (5.5% to 9.75%)	—	2,977,966
			$ 89,227,892	$103,428,737

*	Party-in-interest

See accompanying notes.